LINUX GOLD CORP.
240-11780 Hammersmith Way
Richmond, B.C., V7A 5E9

By Fax (202-772-9368) and via EDGAR

March 2, 2007

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Form 20-F for the Fiscal Year Ended February 28, 2006
Filed August 16, 2006
File No. 0-30084

Dear Mr. Hiller:

I refer to our letter dated February 16, 2007 which responded to your letter dated February 6, 2007 with respect to your review of the Company’s annual report on Form 20-F. We have been unable to contact our geological expert to update this portion of the body of the 20-F and provide you with a completed response to each of your comments. However, we are filing an amended 20-F/A in which our response will only address the following items. The item numbers in this response correspond to the numbered comments in your letter of February 6, 2007.

A. Operating Results, page 27.

1. We have amended this section so that the administrative expenses agree with our statement of loss and deficit in our financial statements.

B. Liquidity and Capital Resources, page 29

2. We have included language regarding substantial doubt of ability to continue as a going concern. Additionally, we have included a new risk factor to deal with this.

Financial Statements
Report of Independent Registered Public Accounting Firm

5. We have included the report of independent registered public accounting firm, Manning Elliott, for the period February 28, 2005 and 2004.

Karl Hiller

March 2, 2007

    Additionally, we have included an amended audit report to extend audit coverage to the cumulative from inception financial data.

Statement of Loss and Deficit, page F-4

6. We have amended our financial statements by adding new Note 14, and amended our consolidated statement of loss and deficit.

Closing Comments

As requested, the following is a statement from the Company acknowledging the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 20-F and all amendments thereto;
  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Our letter stated that we expected to have a response by March 2, 2007. We require additional time to complete the responses to the non-accounting issues and we ask that you allow us to provide our letter and amended 20-F by March 30, 2007.

I would appreciate it if you would please contact our legal assistant, Suzanne Foster at 604-448-8834 if you have any questions.

Very truly yours,

LINUX GOLD CORP.

/s/ John Robertson

John Robertson
President

cc:	Tracie Towner, SEC Jennifer Gallagher, SEC Ken Schuler, SEC